SCHEDULE 13D
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)


                      Rare Hospitality International, Inc.
                                (Name of Issuer)


                      Common Stock, No Par Value Per Share
                         (Title of Class of securities)


                                   543057-10-3
                                 (CUSIP Number)


                               Margaret D. Farrell
                            Hinckley, Allen & Snyder
                                1500 Fleet Center
                         Providence, Rhode Island 02903
                                 (401) 274-2000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 3, 1997
             (Date of Event Which Requires filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of rule 13d-1(b)(3) or (4), check the following box. .

Check the following box if a fee is being paid with the statement  ____.


1)   Name of Reporting Person. Edward P. Grace, III

2)   Check  the  appropriate  box if a  Member  of a  Group  (See Instructions)

     (a) _____________________
     (b) _____________________

3)   SEC Use Only

4)   Source of Funds (See Instructions). Not Applicable

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

6)   Citizenship or Place of Organization. United States

Number of       (7)  Sole Voting Power         318,113
Shares Bene-
ficially Owned  (8)  Shared Voting Power       192,131
By Each
Reporting       (9)  Sole Dispositive Power ______318,113
Person With
                (10) Shared Dispositive Power       192,131

11)  Aggregate Amount Beneficially Owned by Each Reporting Person.510,244

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). Not Applicable

13)  Percent of Class Represented by Amount in Row 11.        4.3%____

14)  Type of Reporting Person (See Instructions).       IN____


     This  statement  is filed by Edward P. Grace III,  as an  amendment  to the
Schedule 13D dated September 13, 1996 relating to the shares of Common Stock, no par value per share (the "Common Stock") of RARE Hospitality International, Inc., formerly known as Longhorn Steaks, Inc.) a Georgia corporation ("RARE" or the "Issuer"), filed on September 23, 1996, as previously amended by Amendment No. 1, dated December 31, 1996, filed on February 12, 1997, Amendment No. 2, dated December 31, 1996, filed on February 25, 1997, Amendment No. 3, dated May 9, 1997, filed on May 21, 1997, Amendment No. 4, dated June 17, 1997, filed on June 23, 1997, and Amendment No. 5, dated June 18, 1997, filed on July 9, 1997.

    Item 5.  Interest in Securities of the Issuer.

    (a)  Amount Beneficially Owned.

     As of December 3, 1997, Mr. Grace beneficially owned 510,244 shares of a total of 11,943,1251 shares of RARE Common Stock outstanding on such date. These shares were held as follows:

     246,251 shares of RARE Common Stock owned by the Edward P. Grace III Grantor Retained Annuity Trust - 1996 (the "Trust"), of which Mr. Grace is the sole trustee and primary beneficiary. Mr. Grace retains the sole power to control the voting and disposition of the RARE Common Stock held by the Trust.

     192,131 shares of RARE Common Stock owned by Grace Associates, a Connecticut partnership in which Mr. Grace is a 98% partner, his wife is a 1% partner, and Grace Corporation is a 1% partner. Mr. Grace retains the shared power to control the voting and disposition of the RARE Common Stock held by Grace Associates.

     60,542 shares of RARE Common Stock owned by EPG III Limited Partnership, a Connecticut limited partnership (the "Partnership") of which Grace Corporation is 1% general partner and Mr. Grace is 99% limited partner. Mr. Grace is sole stockholder and President of Grace Corporation. Mr. Grace retains the sole power to control the voting and disposition of the RARE Common Stock held by the Partnership.

     70 shares of RARE Common Stock owned by Mr. Grace which were acquired in connection with the merger of Bugaboo Creek Steak House, Inc. with RARE.

     11,250 shares which are issuable under presently exercisable stock options held by Mr. Grace.

     (b) Percent of Class. The shares of Common Stock beneficially owned by Mr. Grace represent 4.3% of the Issuer's outstanding Common Stock.

     (c) Number of Shares of Common Stock as to which Mr. Grace has:

         (i) sole power to vote or to direct the vote 318,113

         (ii) shared power to vote or to direct the vote 192,131

         (iii) sole power to dispose or to direct the  disposition of  318,113

         (iv) shares power to dispose or to direct the disposition of 192,131



     (d) Except as previously reported, in the past sixty days, Mr. Grace has effected the following transactions in RARE Common Stock:

            (i) Grace Associates sold 5,000 shares of RARE Common Stock in an open market transaction on November 21, 1997, at a price of $11.313/share;

            (ii) Grace Associates sold 11,000 shares of RARE Common Stock in an open market transaction on November 21, 1997, at a price of $11.25/share;

            (iii) Grace Associates sold 9,000 shares of RARE Common Stock in an open market transaction on November 21, 1997, at a price of $11.188/share;

            (iv) Grace Associates sold 5,000 shares of RARE Common Stock in an open market transaction on November 21, 1997, at a price of $11.25/share;

            (v) Grace Associates sold 2,000 shares of RARE Common Stock in an open market transaction on November 24, 1997, at a price of $11.00/share;

            (vi) Grace Associates sold 900 shares of RARE Common Stock in an open market transaction on November 24, 1997, at a price of $11.00/share;

            (vii) Grace Associates sold 1,500 shares of RARE Common Stock in an open market transaction on December 1, 1997, at a price of $10.813/share;

            (viii) Grace Associates sold 2,000 shares of RARE Common Stock in an open market transaction on December 1, 1997, at a price of $10.75/share;

            (ix) Grace Associates sold 7,500 shares of RARE Common Stock in an open market transaction on December 1, 1997, at a price of $10.688/share;

            (x) Grace Associates sold 2,700 shares of RARE Common Stock in an open market transaction on December 1, 1997, at a price of $10.625/share;

            (xi) Grace Associates sold 1,200 shares of RARE Common Stock in an open market transaction on December 1, 1997, at a price of $10.625/share;

            (xii) Grace Associates sold 7,000 shares of RARE Common Stock in an open market transaction on December 1, 1997, at a price of $10.563/share;

            (xiii) Grace Associates sold 3,700 shares of RARE Common Stock in an open market transaction on December 1, 1997, at a price of $10.563/share;

            (xiv) Grace Associates sold 7,800 shares of RARE Common Stock in an open market transaction on December 1, 1997, at a price of $10.50/share;

            (xv) Grace Associates sold 40,000 shares of RARE Common Stock in an open market transaction on December 3, 1997, at a price of $9.75/share;

            (xvi) Grace Associates sold 10,000 shares of RARE Common Stock in an open market transaction on December 3, 1997, at a price of $10.25/share;

            (xvii) Grace Associates sold 23,700 shares of RARE Common Stock in an open market transaction on December 3, 1997, at a price of $10.00/share;

            (xviii) Grace  Associates sold 30,000 shares of RARE Common Stock in an open market transaction on December 3, 1997, at a price of $9.50/share; and

            (xix) Grace Associates sold 30,000 shares of RARE Common Stock in an open market transaction on December 3, 1997, at a price of $9.75/share.

     (e) Not applicable.

     SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                       /s/ Edward P. Grace, III_
                                                       Edward P. Grace III


Dated:  December __, 1997



_____________________
1  Number  of shares  of  RARE   Common  Stock  issued  and  outstanding  as of
November 10, 1997, as reflected in Form 10-Q filed by RARE Hospitality International, Inc. on November 12, 1997.